inContact, Inc.
7730 South Union Park Avenue, Suite 500
Midvale, Utah 84047

August 10, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Knight, Staff Attorney
Division of Corporation Finance

Re:	inContact, Inc. (the “Company,” “we,” “us,” or “our”)
Form 10-K for the fiscal year ended December 31, 2009, filed March 12, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010 File No. 001-33762

Dear Mr. Knight:

We write in response to the letter from the Staff of the Commission dated July 27, 2010, regarding the above-referenced filings and our letter dated July 19, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

1.	We note your response to comment two in our letter dated July 9, 2010. Please provide us with your draft disclosure that clarifies how the Compensation Committee performs its functions with respect to determining salary levels.

For purposes of illustrating our understanding regarding this matter, assuming the same disclosure is provided in next year’s proxy statement we would modify the sentence that is the subject of your comment to read as follows:

Generally, we believe that base salaries for our executives are near or below the median of the range of salaries for executives at companies in similar positions and with similar responsibilities as our executive officers, based on a comparison of the compensation levels of our executives and the broad based survey information and compensation data available to us, as discussed above. We do not, however, fix the salaries of our executives by reference to such survey information and compensation data.

*	*	*	*

As requested, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission has any further comments or questions or requires any additional information, please contact me at the above address or by telephone at (801) 715-5270.

Very truly yours,

inContact, Inc.

/s/ Gregory S. Ayers

Gregory S. Ayers, Chief Financial Officer